Katherine J. Blair Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4252 KBlair@manatt.com

December 7, 2020	Client-Matter: 66518.030

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:  Ms. Cara Wirth and Ms. Lilyanna Peyser, Office of Trade & Services

Re:	MedMen Enterprises Inc.
Amendment No. 1 to Registration Statement on Form 10-12G Filed October 7, 2020 Amendment No. 2 to Registration Statement on Form 10-12G Filed October 19, 2020
File No. 000-56199

Dear Ms. Wirth and Ms. Peyser:

On behalf of our client, MedMen Enterprises Inc. (the “Company”), we hereby file Amendment No. 3 to the Company’s Registration Statement on Form 10-12G (the “Amendment No. 3”). Amendment No. 3 is filed to provide responses to comments (the “Comments) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in letters dated October 19, 2020 and November 10, 2020 (collectively, the “Staff’s Letters”) relating to the Company’s Amendment No. 1 to its Registration Statement on Form 10-12G as filed with the Commission on October 7, 2020 and Amendment No. 2 to its Registration Statement on Form 10-12G as filed with the Commission on October 19, 2020, respectively.   In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letters, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 3. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 3.

2049 Century Park East, Suite 1700, Los Angeles, California  90067   Telephone:  310.312.4000  Fax:  310.312.4224

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C

U.S. Securities & Exchange Commission

December 7, 2020

Amendment No. 1 to Form 10-12G filed October 7, 2020

Real Estate Strategy, page 11

1.

We note your response to our prior comment 4. To the extent practicable, please describe the type of industry research and nature of management estimates that you use when deciding to enter or exit geographic markets.

Response: In response to the Staff’s comment, the Company described the type of industry research and nature of management estimates that are used when deciding to enter or exit a market. With respect to industry research, this includes financial analyst reports covering the cannabis industry and consumer and retail information from data providers, and with respect to management estimates, it includes top-down estimates that evaluate the total addressable market (factoring in potential penetration of cannabis consumption within a specific market) as well as using the Company’s own store performance in similar markets to evaluate potential revenue and profitability.

Focus on Core Markets, page 27

2.	We note your response to our prior comment 9. Please disclose the value of each of the three assets transferred to you by PharmaCann.

Response: Pursuant to the Staff’s Comment, the Company has disclosed the value of each of the three assets transferred by PharmaCann.

COVID-19, page 28

3.

We note your response to our prior comment 10. Please revise to include disclosure related to your ability to receive any Federal assistance associated with COVID-19 relief. In addition, please quantify the material adverse effect that the pandemic has had on your business, financial condition and results of operations. Finally, please revise your related risk factor accordingly.

Response:  Pursuant to the Staff’s Comment, the Company disclosed that it did not utilize any relief provided by the CARES Act and, accordingly, the CARES Act did not have a material impact on the Company’s consolidated financial statements during the year ended June 27, 2020.  The Company also included the amount that revenue decreased as a result of the pandemic as well as impairments of long-lived assets and other assets.  The related risk factor has been revised.

U.S. Securities & Exchange Commission

December 7, 2020

Executive Management, page 28

4.

We note your response to our prior comment 12. In your response, you noted that "the Company will compensate Mr. Bierman in the form of securities of which the number of issued securities and the aggregate amount is yet to be determined." Please disclose what factors you will rely on to make these determinations.

Response: The Company has revised the disclosure as follows:

“As of June 27, 2020, $475,650 was accrued in current liabilities for the amount owed to Adam Bierman related to the cancellation of his Super Voting Shares. The securities to be issued to Mr. Bierman will comprise of 50% Class B Subordinate Voting Shares and 50% restricted stock units of the Company and the number of securities to be issued will be based on the 20-day volume weighted average price of the Company’s Subordinate Shares on the date prior to issuance of the securities.”

Non-GAAP Financial Measures Retail Performance, page 60

5.

The changes to your non-GAAP reconciliation in response to our prior comment 13 do not fully address our comment, and we therefore reissue our comment. Please modify your presentation to reconcile your “retail” non-GAAP measures to the most directly comparable GAAP measure. Retail gross margin should be reconciled to GAAP gross profit; retail EBITDA margin and retail adjusted EBITDA margin should be reconciled to GAAP net loss. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 103.02 of the “Non-GAAP Financial Measures” Compliance & Disclosure Interpretations.

Response: The Company has revised its presentation of Retail Performance to reconcile GAAP gross profit to retail gross margin and GAAP loss from operations to retail EBITDA margin. Management also revised the reconciliation in the manner of Comment 4 of the Staff’s letter dated November 10, 2020.

Legal Proceedings, page 83

6.

Please state the dollar amount involved in the legal proceeding filed by your former Chief Financial Officer on January 29, 2019 and the three legal proceedings related to previous acquisitions filed on March 11, 2020, April 21, 2020, and May 26, 2020.

U.S. Securities & Exchange Commission

December 7, 2020

Response:  We acknowledge the Staff’s Comment, but respectfully submit that our current disclosure of legal proceedings is compliant with Item 103 of Regulation S-K.  Item 103 requires that the disclosure include the relief sought.  For these cases we have disclosed the damages that the plaintiffs are seeking, such as rescission, declaratory judgment, specific performance, monetary damages to be proven at trial and costs and reasonable attorneys’ fees.  These cases do not include requests for a specific dollar amount of damages in the applicable claims.

Amendment No. 2 to Registration Statement on Form 10-12G filed October 19, 2020

Risk Factors

The audited financial statements of MedMen have been prepared on a going concern basis., page 39

1.	Please update your risk factor to also include the material risks associated with your audited financial statements for the year ended June 27, 2020.

Response: The risk factor has been updated to reflect material risks associated with the Company audited financial statements for the year ended June 27, 2020.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations Year Ended June 27, 2020 Compared to Year Ended June 29, 2019, page 55

2.

In several instances, you cite two or more factors that contributed to material changes in your results of operations for several financial statement line items. Please expand your results of operations discussion to quantify the impact of each factor identified as causing changes in results between periods. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: The Company has expanded its discussion on the results of operations for the year ended June 27, 2020 compared to the year ended June 29, 2019 by quantifying the impact of identified factors resulting in material changes in the comparative periods.

U.S. Securities & Exchange Commission

December 7, 2020

Non-GAAP Financial Measures, page 60

3.

For each non-GAAP measure presented in the filing, separately disclose why your management believes that this non-GAAP measure provides useful information to investors and state the additional purposes, if any, for which your management uses it. Also, remove the references to GAAP that appear alongside the titles to many of the adjustments to arrive at your non-GAAP measures here and elsewhere throughout the filing. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response: The Company has included disclosure of why each non-GAAP measure provides useful information to investors. Management does not such metrics for internal purposes. The Company has removed all references to “(GAAP)” throughout the filing, including the reconciliations of non-GAAP measures.

Retail Performance, page 62

4.

Please revise your non-GAAP reconciliations in the manner discussed in comment 5 of our October 19, 2020 letter. For each period presented, also breakout into smaller components with quantification and describe in greater detail each type of amount included in the adjustments for non-retail revenue, cost of goods sold, operating expenses and adjusted EBITDA. Further, considering you have little or no revenues from sources other than retail, discuss how you determined each type of expense amount excluded is not a retail amount. For example, explain how you have non-retail cost of goods sold, when the goods produced from your cultivation and manufacturing operations appear to typically be sold through your retail operations. Also, present the adjustments for local taxes, distribution expenses and inventory separately and disclose why each of these adjustments is excluded from retail EBITDA margin, which could indicate they may be non-retail in nature, and then included in arriving at retail adjusted EBITDA margin. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company has revised its presentation of Retail Performance to reconcile GAAP gross profit to retail gross margin and GAAP loss from operations to retail EBITDA margin. Non-retail revenue, cost of goods sold, and operating expenses is described in greater detail in the paragraph following the Retail Performance reconciliation and disaggregated into smaller components therein. The purpose of the non-GAAP retail performance measures is to demonstrate the Company’s four-wall margins which reflect the sales of the Company’s retail operations relative to the direct costs required to operate such stores. The Company has revised the document to include a description of amounts included in retail revenue and retail cost of goods sold. Conversely, revenue and expenses from operations outside of the Company’s stores is not considered a retail amount. Such non-retail revenue and expenses are described in greater detail pursuant to the Staff’s Comment herein. Accordingly, certain costs that do not directly support the Company’s retail function are excluded from retail EBITDA margin and presented as adjusting items to retail EBITDA margin. The Company has disclosed the reasons for such adjusting items and revised the presentation of local taxes, distribution expenses, and inventory adjustments to be presented as separate line items.

U.S. Securities & Exchange Commission

December 7, 2020

Reconciliations of Non-GAAP Financial Measures, page 63

5.

Please breakout the other non-cash operating costs adjustment in the reconciliations to arrive at your non-GAAP measures into smaller components with more descriptive titles. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company has included a separate schedule below the reconciliations to disaggregate other non-cash operating costs. Please note other non-cash operating costs includes footnote (1) referring to the detail below.

6.

For your reconciliation from net loss from continuing operations (GAAP) to adjusted net loss from continuing operations (non-GAAP), please tell us the consideration you gave to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including presenting the income tax impact attributable to your non- GAAP adjustments as a separate adjustment and disclosing how it was computed.

Response: The Company has revised the reconciliation of net loss from continuing operations (GAAP) to adjusted net loss from continuing operations (Non-GAAP) to include current and deferred income tax expense as adjusted net loss from continuing operations is a non-GAAP performance measure. The current and deferred income tax expense is the provision for income tax on the Consolidated Statements of Operations. The Company has added “Income Taxes” within the Critical Accounting Policies, Significant Judgments and Estimates and Recent Accounting Pronouncements.

Corporate SG&A, page 64

7.	Please breakout the non-corporate SG&A adjustment in the reconciliation into smaller components with more descriptive titles. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

U.S. Securities & Exchange Commission

December 7, 2020

Response: The Company has disaggregated Non-Corporate SG&A within the revised reconciliation.

Critical Accounting Policies, Significant Judgments and Estimates and Recent Accounting Pronouncements, page 69

8.

You reported impairment expense of $240 million in the fiscal year ended June 27, 2020. Please expand your disclosure to quantify the impairment amount related to each material component (e.g., goodwill, intangible assets, fixed assets, etc.). Also disclose: to which component of your business the impairment related, the triggering event(s) for your impairment testing, the methods and key assumptions used, the remaining amount of assets that have not been impaired within that component of the business, the components of your business that were not tested for impairments, and why your impairment estimates and assumptions bear the risk of change. Refer to Section V of SEC Release No. 33- 8350. In relation specifically to goodwill, please provide the following disclosures for each ASC 280 reporting unit that is at risk of recognizing an impairment: the percentage by which fair value exceeded carrying value as of the date of the most recent test, the amount of goodwill allocated to the reporting unit, a description of the methods and key assumptions used and how the key assumptions were determined, a discussion of the degree of uncertainty associated with the key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: Pursuant to the Staff’s Comment, the Company has added such disclosures within the Critical Accounting Policies, Significant Judgments and Estimates and Recent Accounting Pronouncements.

Consolidated Financial Statements Consolidated Statement of Operations, page F-3

9.

Please tell us in detail your GAAP basis for excluding the amounts presented in the following line items from loss from operations: realized and unrealized loss on changes in fair value of contingent consideration, impairment expense and loss on disposals of assets, restructuring fees and other expenses. Refer to ASC 360-10-45-4 through 45-5, ASC 420- 10-45-3 and SAB Topic 5.P.

Response: The line items described above were reclassified to be included in the subtotal loss from operations pursuant to the guidance referenced.

U.S. Securities & Exchange Commission

December 7, 2020

Note 2. Summary of Significant Accounting Policies Change in Tax Policy, page F-18

10.

You disclose that you have elected to change your policy and treat “deferred taxes related to lease transactions as permanent differences.” Please tell us the basis for this policy and why you do not believe right-of-use assets and lease liabilities meet the definition of temporary differences within ASC 740-10-25-18 through 25-29. Please cite any applicable literature in support of your conclusion.

Response: The adoption of ASC 842 resulted in significantly more differences with respect to leases; as such, the Company is treating leases subject to IRC Section 280E as permanent differences to provide more reliable and relevant information to financial statement users with regard to the Company’s true effective tax rate under the application of the tax regime based on Internal Revenue Code Section (IRC) 280E.   The basis of the Company’s accounting policy choice is based on review and application of ASC 740-10-25-20 which defines temporary differences but does not define permanent differences and does not provide for guidance between temporary and permanent differences for the tax regime under Internal Revenue Code Section 280E.  Given IRC 280E, the right of use assets and related lease liabilities do not result in future tax deductibility or future taxability as defined under ASC 740-10-25-20 thereby would not result in a future recoverability of the difference between the financial statement basis and tax basis of the underlying asset and liability.

Revenue Recognition, page F-20

11.

Please expand your disclosure to present disaggregated revenue by categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5 through 50-7 and ASC 606-10-55-89 through 55-91.

Response: Revenue consists of retail, cultivation and wholesale and delivery revenues. Cultivation and wholesale revenue and delivery revenue are immaterial for disaggregation. Cultivation and wholesale revenue was primarily to intercompany entities which is eliminated in consolidation. Cultivation and wholesale revenue to third parties was less than 5% of total revenue for both 2020 and 2019, and substantially all of this revenue was related to discontinued operations. Delivery revenue was a nominal amount for both periods.

U.S. Securities & Exchange Commission

December 7, 2020

Note 25. Segmented Information, page F-62

12.

You state here that you currently operate in one segment, the production and sale of cannabis products, which is how your chief operating decision maker manages the business and makes operating decisions. Please reconcile this disclosure with your presentation and disclosure of retail and non-retail operations on page 62 and elsewhere throughout the filing. Also, tell us in detail how you concluded (a) you only have one operating segment, the production and sale of cannabis products, and (b) retail was not an operating segment required to be reported separately. Refer to ASC 280-10-50.

Response: The disclosure of retail and non-retail operations included on page F-62 of Amendment No. 3 and elsewhere in the filing was included for additional analysis to the reader as it is common in the retail industry to report this distinction, however, these are not operating segments. The amounts of non-retail activities are immaterial to the financial statements and have decreased significantly from 2019 and are expected to continue to be immaterial in future periods.

The Company has one operating segment in considering the guidance in ASC 280-10. ASC 280-10-50-1 describes the three characteristics of an operating segment: 1) engaging in business activities from which it may earn revenue and incur expenses; 2) regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segments and assess its performance; and 3) discrete financial information being available. Disaggregated retail and non-retail operations are not regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segments and assess its performance. Non-retail activities mainly consist of operations in Florida and Arizona. As Florida is vertically integrated, the disaggregated information between retail and non-retail operations is not readily available. Therefore, retail and non-retail operations are reviewed in aggregate by the chief operating decision maker. Additionally, ASC 280-10-50-7 notes that generally operating segments have segment managers that report to the chief operating decision maker. The Company does not have separate managers for retail and non-retail operations.

U.S. Securities & Exchange Commission

December 7, 2020

Based on guidance in ASC 280-10, the Company believes that retail operations was not an operating segment required to reported separately. ASC 280-10-50-10 notes that a reportable segment is required to be separately reported, and consists of an operating segment or two or more operating segments subject to certain aggregation criteria and its results exceeds certain quantitative thresholds. Retail operations does not meet the definition of an operating segment for the reasons described in the preceding paragraph. ASC notes the qualitive threshold is 10 percent or more of certain bases including combined revenue, profits, losses and assets. Retail operations are the majority of the Company’s operations and therefore would meet this criterion, however, certain financial information is unavailable due to vertical integration of the Florida operations.

Exhibits

13.	Please provide an active hyperlink directly to each exhibit incorporated by reference. Refer to Item 601(a)(2) of Regulation S-K.

Response: An active hyperlink has been added for each exhibit that it incorporated by reference.

14.

We note that you entered into a senior secured convertible credit facility with GGP on April 23, 2019 and subsequent amendments on each of August 12, 2019, October 29, 2019, and March 27, 2020. Please file the relevant agreement and amendments to such agreement as exhibits. Refer to Item 601(b) of Regulation S-K.

Response: The agreements and amendments related to the senior secured convertible facility with GGP have been filed as exhibits 10.13(a) through 10.13(e).

15.

We note that you have filed the Business Combination Agreement dated December 23, 2018 with the PharmaCann LLC majority members. We also note that on October 8, 2019, you announced the mutual agreement to terminate the business combination. Please file such termination agreement as an exhibit.

Response: The Termination and Release Agreement with PharamaCann has been filed as exhibit 10.8(a).

16.

Please tell us what consideration you gave to filing the agreements for the transactions noted in "Equity Financing Transactions," "At-the-Market Equity Financing Program," "Sale of Investments" and "Recent Business Acquisitions" on pages 51-52.

U.S. Securities & Exchange Commission

December 7, 2020

Response: Pursuant to the Staff’s Comment, the following agreements are filed as exhibits Amendment No. 3:

At-the-Market Equity Financing Program

•	Canadian Equity Distribution Agreement dated April 10, 2019 between the Registrant and Canaccord Genuity Corp was previously filed as exbibit 10.9.

Equity Financing Transactions

•	Exhibit 10.14 - Form of Subscription Agreement for July 2019 sale of 14,634,147 Class B Subordinate Voting Shares

•	Exhibit 10.20 - Form of Subscription Agreement for December 2019 Non-Brokered Private Placement of 46,962,645 Class B Subordinated Voting Shares

Sale of Investments

•	Exhibits 10.16 and 10.17 - Membership Interest Purchase Agreements regarding the sale of interests in LCR Managers, LLC

•	Exhibit 10.19 - Securities Transfer Agreement regarding the sale of a portion of interests of Old Pal, LLC

Recent Business Acquisitions

•	Exhibit 10.18 - Stock Purchase Agreement for the acquisition of MattnJeremy, Inc., d/b/a One Love Beach Club

•	Exhibit 10.8(a) - The acquisition of MME Evanston Retail, LLC is contained in the Termination and Release Agreement with PharmaCann

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (310) 312-4252.

Sincerely,

/s/ Katherine J. Blair
Katherine J. Blair

cc:	Zeeshan Hyder, Chief Financial Officer
Thomas J. Poletti, Esq.